Exhibit 2.4

PLAN OF ARRANGEMENT

     IN THE MATTER OF THE ARRANGEMENT involving 6012639 Canada Inc. and Zemex Corporation (“Zemex”) and its Securityholders pursuant to section 192 of the Canada Business Corporations Act.

ARTICLE 1
INTERPRETATION

1.1 Definitions

     In this Plan of Arrangement, unless the context otherwise requires:

     “Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with section 6.3 of this Plan of Arrangement and section 11.09 of the Arrangement Agreement or made at the discretion of the Court in the Final Order;

     “Arrangement Agreement” means the arrangement agreement made as of March 3, 2003 between Parentco, Subco and Zemex, providing for, among other things, the Arrangement;

     “Arrangement Resolution” means the special resolution of the Securityholders, voting as a single class, approving this Plan of Arrangement, as required by the Interim Order and applicable Law;

     “Articles of Arrangement” means the articles of arrangement containing this Plan of Arrangement and containing such other provisions as are required under the CBCA, to be filed with the Director after the Final Order is made;

     “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks located in the City of Toronto are required or permitted to close;

     “Cash Proceeds per Share” shall mean U.S.$8.80, cash, subject to adjustment in accordance with section 3.3;

     “CBCA” means the Canada Business Corporations Act, in effect on the date hereof and as amended from time to time prior to the Effective Date;

     “Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director, pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director;

     “Court” means the Superior Court of Justice of the Province of Ontario;

     “Depositary” means [to be confirmed];

     “Director” means the Director appointed pursuant to section 260 of the CBCA;

     “Dissent Rights” means the right of dissent in respect of the Arrangement Resolution that may be exercised by registered holders of Shares provided in the Interim Order and in section 4.1 hereof;

     “Dissenting Shareholder” means a registered holder of Shares who dissents from the Arrangement Resolution in compliance with the Dissent Rights;

     “Effective Date” means the date shown on the Certificate of Arrangement;

     “Effective Time” means 12.01 a.m. (Toronto Time) on the Effective Date;

     “Final Order” shall mean the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time before the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or amended on appeal;

     “Governmental Entity” shall mean: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agent, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

     “holders” means, when used with reference to the securities in the capital of any Person, the holders of such securities shown from time to time on the register maintained by or on behalf of such Person in respect of such securities;

     “Interim Order” shall mean an interim order of the Court, as may be amended, in respect of the Arrangement, providing for, among other things, the calling and holding of the Special Meeting;

     “Law” shall mean all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines having the force of law, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body (including the Toronto Stock Exchange and the New York Stock Exchange) or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

     “Parentco” means Cementos Pacasmayo S.A.A., a corporation incorporated under the laws of Peru;

     “Person” shall mean any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Entity;

     “Plan of Arrangement” means this Plan of Arrangement, as such plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or section 11.09 of the Arrangement Agreement or at the direction of the Court in the Final Order;

     “Securityholders” shall mean the holders of Shares and the holders of Zemex Options;

     “Shareholders” shall mean Persons who are holders of issued and outstanding Shares;

     “Shares” shall mean common shares in the capital of Zemex;

     “Special Meeting” shall mean the special meeting of the Securityholders called and held to consider and, if thought appropriate, approve the Arrangement Resolution and any and all adjournments or postponements thereof;

     “Subco” means 6012639 Canada Inc., a corporation incorporated under the CBCA and any successor to, or assignee of, Subco;

     “Zemex Options” shall mean options to purchase Shares which are granted under the Zemex Option Plan and the related option agreements evidencing and setting forth the terms of such grant; and

     “Zemex Option Plan” shall mean the 1999 Zemex Share Option Plan as amended and restated as of June 29, 2001, that provides for the issuance of options to purchase Shares, and any agreements evidencing options granted under such Plan.

1.2 Interpretation Not Affected by Headings

     The division of this Plan of Arrangement into Articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3 Article References

     Unless the contrary intention appears, references in this Plan of Arrangement to an Article, section, subsection or paragraph by number or letter or both refer to the Article, section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.4 Number and Gender

     In this Plan of Arrangement, unless the contrary intention appears, words importing the singular number only shall include the plural and vice-versa, and words importing the use of any gender shall include all genders.

1.5 Date for Any Action

     If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

     This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 The Arrangement Agreement

     The Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 The Effective Time

     This Plan of Arrangement will, upon filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, become effective in the sequence set out in section 3.2 (except as otherwise provided therein) and will be binding from and after the Effective Time.

2.3 Conditions Precedent

     The implementation of this Plan of Arrangement is expressly subject to the fulfilment or waiver, by the party or parties thereto entitled, of the conditions precedent set out in the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1 Effectiveness

     Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective in the sequence set out in section 3.2 (except as otherwise provided therein) and will be binding from the Effective Time on: (i) Subco (ii) Zemex; (iii) all registered and beneficial owners of Shares; (iv) all registered and beneficial owners of Zemex Options; (v) the registrar and transfer agent in respect of the Shares; and (vi) the Depositary.

3.2 The Arrangement

     On the Effective Date and commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality:

(a)	Each Share outstanding immediately prior to the Effective Time (including any Share issued upon the effective exercise of Zemex Options prior to the Effective Date), that is not held by a holder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid the fair value of the Share, shall be deemed to be acquired by Subco for a payment in cash equal to the Cash Proceeds per Share, which payment shall be made upon the presentation and surrender by or on behalf of the holder to the Depositary (acting on behalf of Subco) of the certificate formerly representing Shares as more fully described in section 3.2(d).

(b)	With respect to each Share acquired by Subco in accordance with section 3.2(a):

(i)	the holder thereof shall be deemed to have sold, assigned and transferred to Subco for a cash amount per Share equal to the Cash Proceeds per Share all right, title and interest in and to such Share and in and to any and all dividends, distributions, payments, securities, rights, assets or other interest declared, paid, issued, distributed, made or transferred on or in respect of such Share on and after the Effective Time;

(ii)	the holder thereof shall be deemed to have represented and warranted that:

(A)	it has full power and authority to sell, assign and transfer the Share and has not sold, assigned or transferred or agreed to sell, assign or transfer such Share to any other Person; and

(B)	Subco has acquired good title to such Share, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(iii)	the holder thereof shall be deemed to have agreed to execute and deliver, upon request, all documents, transfers and other assurances including a letter of transmittal and any required tax forms as may be necessary or desirable to complete the sale, assignment and transfer of the Share to Subco; and

(iv)	the holder thereof shall cease to be the holder of such Share (and the name of such holder shall be removed from the register of holders of Shares) and each certificate formerly representing Shares shall thereafter entitle a holder thereof to receive an amount in cash equal to the product of the number of Shares, represented by such certificate immediately prior to the Effective Time, multiplied by the Cash Proceeds per Share upon the presentation and surrender of such Share certificate to the Depositary, acting on behalf of Subco. No security or instrument or other evidence of indebtedness shall be issued to the holder in respect of the entitlement of such holder of Shares to receive payment of cash as provided herein.

(c)	Notwithstanding the terms of the Zemex Option Plan, or the terms of any agreement evidencing the grant of any Zemex Options, at the Effective Time each outstanding Zemex Option:

(i)	shall vest, notwithstanding that any conditions to such vesting may not have been satisfied;

(ii)	with an exercise price per Share greater than or equal to the Cash Proceeds per Share shall be terminated and Zemex shall cease to have any liability in respect thereof; and

(iii)	with an exercise price per Share less than the Cash Proceeds per Share shall be deemed to be acquired by Subco for a payment in cash equal to the difference between the Cash Proceeds per Share and the exercise price of such Zemex Option and each such Zemex Option shall be thereafter terminated.

(d)	Prior to the Effective Time, Subco shall deposit: (i) the money required for the payment of the purchase price (the “Purchase Price”) for the Shares acquired pursuant to section 3.2(a) of this Plan of Arrangement; and (ii) the money required for the payment of the difference between the Cash Proceeds per Share and the exercise price of the Zemex Options referred to in section 3.2(c)(iii) of this Plan of Arrangement (the “Exercise Proceeds”) for the benefit of and in trust for the holders of the Shares entitled to receive Cash Proceeds per Share for each Share held by them and the holders of Zemex Options entitled to receive Exercise Proceeds, respectively, in a special account with the Depositary to be paid to or to the order of the respective former holders of such Shares and Zemex Options without interest. All such money shall be cash, denominated in U.S. dollars in same day funds payable at Toronto, Ontario. Such money shall not be used for any purpose except as provided in this Plan of Arrangement. Such payment to or to the order of the aforesaid former holders shall be made on presentation and surrender at the principal office of the Depositary in the City of Toronto of: (i) in the case of the former holders of Shares, the certificate(s) representing the Shares which were acquired by Subco pursuant to section 3.2(a) of this Plan of Arrangement, together with a duly completed letter of transmittal; and (ii) in the case of the former holders of Zemex Options, as appropriate, any option agreement evidencing such Zemex Options, if available, and a duly completed letter of transmittal, together in each case with such other documents and instruments, if any, as Subco and/or the Depositary may reasonably require. Upon surrender to the Depositary for transfer to Subco of a certificate which immediately prior to the Effective Time represented Shares in respect of which the holder is entitled to receive cash under the Arrangement, together with a duly completed letter of transmittal, and such other documents and instruments as would have been required to effect the transfer of the Shares formerly represented by such certificate under the CBCA and the by-laws of Zemex and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder, the amount of cash such holder is entitled to receive under the Arrangement (together with any unpaid dividends or distributions declared on the Shares, if any, prior to the Effective Time) and any certificate so surrendered shall forthwith be transferred to Subco. In the event of a transfer of ownership of such Shares that was not registered in the securities register of Zemex, the amount of cash payable for such Shares under the Arrangement may be delivered to the transferee if the certificate representing such Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Thereafter, Subco shall be fully and completely discharged from its obligation to pay the Purchase Price to the former holders of such Shares and the Exercise Proceeds in respect of the Zemex Options and the rights of such holders shall be limited to receiving, without interest, from the Depositary their proportionate part of the money so deposited on presentation and surrender of the documentation specified above. Any interest on such deposit shall belong to Subco. Any amounts deposited with the Depositary for the payment of the Purchase Price or the Exercise Proceeds which remain unclaimed on the date which is six years from the Effective Date shall be forfeited to Subco and paid over to or as directed by Subco and the holders of Shares and/or Zemex Options shall thereafter have no right to receive the Purchase Price or the Exercise Proceeds.

3.3 Dividends and Distributions

     If Zemex declares, sets aside or pays any dividend on, or makes any other actual, constructive or deemed distribution in respect of any of the Shares, or otherwise makes any payments to the holders of the Shares in their capacity as such, during the period commencing on the date of the Arrangement Agreement and ending upon the Effective Date, Subco may reduce the amount of the Cash Proceeds per Share by any amount it determines in its sole discretion, provided that such discount shall not exceed the amount of such dividend distribution or payment received per Share.

ARTICLE 4
RIGHTS OF DISSENT

4.1 Dissent Rights

Notwithstanding Article 3, each registered holder of Shares is entitled to dissent from the Arrangement Resolution and to be paid the fair value of the Shares held by such holder in respect of which such holder dissents, determined as of the day before the date on which the Arrangement Resolution is passed (and in the event that the Arrangement becomes effective) in connection with the Plan of Arrangement (the “Dissent Right”) provided that such holder complies with section 190 of the CBCA (as modified by the Interim Order, the Final Order and this section 4.1) as if that section (as so modified) was applicable to such registered holders.

Holders of Shares who exercise Dissent Rights and who: (a) are ultimately determined to be entitled to be paid fair value for their Shares shall be deemed to have transferred such Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances, to the Depositary, acting on behalf of Subco, in consideration of a payment of cash equal to such fair value; or (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares, shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-Dissenting Shareholder and shall receive cash consideration in respect of their Shares on the basis set forth in Article 3,

In no case shall Zemex, Subco, the Depositary, the registrar and transfer agent in respect of the Shares or any other Person be required to recognize a Dissenting Shareholder as a holder of Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Shares as at the Effective Time.

ARTICLE 5
CERTIFICATES

5.1 Share Certificates

From and after the Effective Time, until surrendered as contemplated by this section 5.1, each certificate formerly representing Shares that, under the Arrangement, were exchanged or deemed to be exchanged for cash pursuant to section 3.2, shall represent and be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender an amount per Share equal to the Cash Proceeds per Share in accordance with this Plan of Arrangement.

5.2 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that was sold and transferred to Subco pursuant to section 3.2(a) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay such Person the cash that such Person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be paid shall, as a condition precedent to the payment thereof, give a bond satisfactory to Subco in such sum as Subco may direct or otherwise indemnify the Depositary and Subco in a manner satisfactory to each of them against any claim that may be made against the Depositary or Subco with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 6
GENERAL

6.1 Effectiveness

No portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

6.2 Paramountcy

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Shares and Zemex Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Shares and Zemex Options, any trustee or transfer agent therefor, Subco and Zemex shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares or Zemex Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

6.3 Amendment

(1)	Zemex reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to by Parentco pursuant to the Arrangement Agreement, (ii) filed with the Court and, if made following the Special Meeting, approved by the Court, and (iii) if so required by the Court, communicated to Securityholders in the manner required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Zemex at any time prior to or at the Special Meeting (provided that Parentco shall have consented thereto), with or without any prior notice or communication, and if so proposed and accepted by the Persons voting at the Special Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Special Meeting shall be effective only if: (i) it is agreed to by each of Zemex and Parentco pursuant to the Arrangement Agreement; and (ii) if required by the Court, it is consented to by holders of the Shares and/or the holders of the Zemex Options voting in the manner directed by the Court.

(4)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Subco and Zemex after the Effective Date without the approval of the Securityholders provided that: (i) it is agreed to by the parties pursuant to the Arrangement Agreement, and (ii) it concerns a matter which, in the reasonable opinion of Subco and Zemex, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of the Securityholders.

6.4 Termination

At any time up until the time the Final Order is made, but subject to the Arrangement Agreement, Subco and Zemex may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the Special Meeting.

6.5 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

6.6 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Plan of Arrangement shall be in writing and shall refer to this Plan of Arrangement and may be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective Parties as follows:

(a)	if to Parentco or Subco:

Cementos Pacasmayo S.A.A. Pasaje El Carmen No. 180 Urb. El Vivero de Monterrico, Surco Lima 33 — Peru

Attention: Lino Abram, Chief Executive Officer
Telephone No.: (#51)-1-317-2000 Telecopier No.: (#51)-1-437-5715

(b)	if to Zemex:

95 Wellington Street West Suite 2000 Toronto, Ontario M5J 2N7

Attention: R. Peter Gillin, President and CEO

Fax: 416-365-8094

(c)	if to a holder of Shares or Zemex Options, to the last known address for such Securityholder as shown on the books maintained by Zemex or its transfer agent.

Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day or, if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

6.7 Withholding Rights

Notwithstanding any other provision hereof, Zemex, Subco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to transactions contemplated by this Plan of Arrangement to any holder of Shares or Zemex Options, such amounts as Zemex, Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Shares or Zemex Options, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder of Shares or Zemex Options exceeds the cash portion of the consideration otherwise payable to the holder, Zemex, Subco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Zemex, Subco or the Depositary to enable it to comply with such deduction or withholding requirement and Zemex, Subco and the Depositary (as applicable) shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.